Issuer Name:                 The Ziegler Companies, Inc.
Reporting Person:            Frueh, John C.
                             443 Forest Highlands Drive
                             Pittsburgh, Pennsylvania  15238-1341
Social Security Number:      ###-##-####
Statement for:               April 1998
Relationship of
Reporting Person
to Issuer:                   Director
Title of Security:           Common Stock
Transaction Date:            April 27, 1998
Transaction Code:            J
Amount of
Securities Acquired:         450
Price:                       $24.625
Amount of Securities
Beneficially Owned
at End of Month:             1,550
Ownership Form:              Direct